FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of December 2009.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

News Release:

1.	Announcement regarding withdrawal of complaint for preliminary injunction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: December 16, 2009

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

<Translation>

December 16, 2009

To Whom It May Concern:

7-3, Kasumigaseki 2-chome, Chiyoda-ku, Tokyo
NIPPONKOA Insurance Co., Ltd.
President and CEO Makoto Hyodo

Announcement regarding withdrawal of complaint for preliminary injunction

We hereby announce that the group of shareholders, who on December 11, 2009 had filed for a preliminary injunction against our Representative Director to suspend the holding of our Extraordinary Shareholders Meeting originally scheduled to be held on December 22, 2009, withdrew their complaint today.

END.